[Merrill Lynch Letterhead]



BY FACSIMILE AND U.S. MAIL

                                                    November 24, 1998

Mr. Thomas A. Schmidt
Smithtown Bay, LLC
C/O EBF & Associates
601 Carlson Parkway, Suite 200
Minnetonka, MN  55305

     RE:  ML MEDIA PARTNERS, L.P. (THE "PARTNERSHIP")- SMITHTOWN BAY, LLC

Dear Mr. Schmidt:

This letter is in response to your letter dated November 20, 1998 regarding the intention of Smithtown Bay, LLC ("Smithtown") to initiate a registered tender offer for up to 5% of the outstanding units of limited partnership interest (the "Units") in the Partnership. In the context of such proposed registered tender offer you have requested a waiver of certain ownership restrictions contained in a certain agreement previously entered into between Smithtown and the Partnership (i.e., letter agreement dated May 23, 1997 (the "Prior Agreement"), which among other things, limits Smithtown's ownership of Units of the Partnership to not more than 5% of the outstanding Partnership Units. As we discussed, based on Smithtown's representation that it currently owns less than 5% of the outstanding Units and that it intends to initiate a registered tender offer (i.e., in accordance with the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the "Securities Laws")) for not more than an additional 5% of the Partnership's Units, and subject to the terms of this letter and the conditions set forth below, the Partnership will not enforce the 5% ownership limitation (described in paragraph 8 of such Prior Agreement) in connection with the proposed registered tender offer. The foregoing waiver is conditioned upon the following: (i) Smithtown's commencement of a registered tender offer as provided in the Securities Laws within 5 business days of the date of this letter, with a purchase price per Unit in Smithtown's offer being an amount in cash in excess of $750 per Unit as of the tender offer date, (ii) Smithtown's compliance with the Securities Laws, (iii) the satisfaction of the provisions of the Partnership's Second Amended and Restated Agreement of Limited Partnership, as amended (the "Partnership Agreement"), including without limitation, the provisions of Article Seven of the Partnership Agreement, as determined by the Partnership's general partner in its sole discretion, and
(iv) the number of Units transferred pursuant to the proposed tender offer when taken together with all other transfers of Units in the Partnership for any tax year of the Partnership does not exceed the limitations established by the Partnership to stay within the 5% safe harbor percentage limitation and such other limitations set forth in the safe harbor provisions of Internal Revenue Service Notice 88-75. Please be advised, however, that notwithstanding the foregoing, the Partnership (i) does not waive any of the provisions of or its rights pursuant to Sections 7.1, 7.3 or 7.4 of the Partnership Agreement, and the Partnership reserves its right to limit transfers of Units (including Units transferred pursuant to the proposed tender offer you describe and other Units) to less than 5% of outstanding Units in any tax year and (ii) the agreements of Smithtown set forth in paragraphs 1 through 7 and 9 of the Prior Agreement shall remain in full force and effect.

Please be further aware that this letter does not make any determination in favor of Smithtown as to whether the transfer of any such Units will be recognized by the Partnership when and if submitted to the Partnership for transfer.

                                     Very truly yours,


                                     /s/ Anne Julie Ruvane
                                     Anne Julie Ruvane
                                     Vice President & Senior Counsel